Filed by Delta Corp Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company:
Delta Corp Holdings Limited
Commission File No. 333-274699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 28, 2023

COFFEE HOLDING CO., INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	001-32491	11-2238111
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation		Identification No.)

3475 Victory Boulevard, Staten Island, New York	10314
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (718) 832-0800

(Former name or former address, if changed since last report)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange where registered
Common Stock, par value $0.001 per share	JVA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Introductory Note

As previously disclosed, on September 29, 2022, Coffee Holding Co., Inc, a Nevada corporation (“JVA”), entered into a Merger and Share Exchange Agreement, by and among JVA, Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco, and each of the holders of ordinary shares of Delta as named therein, which is referred to herein as the “proposed business combination.”

Item 7.01 Regulation FD Disclosure.

On September 28, 2023, JVA provided information regarding the proposed business combination in a presentation (the “Company Presentation”), a copy of which is furnished as Exhibit 99.1 hereto.

The Company Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This current report on Form 8-K is provided for informational purposes only and contains information with respect to the proposed business combination. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This report does not constitute a proxy statement, prospectus or any equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

In connection with the proposed business combination, Pubco (named Delta Corp Holdings Limited or Delta Corp Holdings Ltd) has filed a registration statement on Form F-4 with the SEC (as amended, the “Registration Statement”), which includes a preliminary prospectus with respect to Pubco’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement to be distributed to holders of JVA’s common stock in connection with JVA’s solicitation of proxies for the vote by JVA’s stockholders with respect to the proposed business combination and other matters described in the Registration Statement. The Registration Statement has not been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of JVA as of the record date in the future to be established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF JVA, DELTA, PUBCO AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders and other interested persons may obtain free copies of the preliminary proxy statement/prospectus, definitive proxy statement/prospectus, and other relevant material (in each case when available) at the website maintained by the SEC at www.sec.gov.

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Certain Information Regarding Participants in the Solicitation

This Form 8-K is not a solicitation of a proxy from any investor or securityholder. JVA, Delta, Pubco and each of their directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of JVA with respect to the proposed business combination. Information about the directors and executive officers of JVA, including their ownership of shares of JVA common stock, is included in JVA’s Annual Report on Form 10-K for the year ended October 31, 2022, which was filed with the SEC on March 29, 2023. Such information and names of JVA’s directors and executive officers will also be in the Registration Statement on Form F-4 to be filed with the SEC by Pubco, which will include the proxy statement of JVA

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will likewise be included in the Registration Statement. You may obtain free copies of these documents as described above.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding JVA, Pubco or Delta’s future results of operations and financial position, JVA, Pubco and Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of JVA, Pubco and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of JVA’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the stockholders of JVA or other conditions to closing in the transaction agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the transaction; the risk that the transactions disrupt current plans and operations of JVA as a result of the announcement and consummation of the transactions; the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the transactions; changes in applicable laws or regulations; the possibility that JVA, Pubco or Delta may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the transactions, including those under “Risk Factors” therein, and in other filings with the SEC made by JVA and Pubco. Moreover, JVA, Pubco, and Delta operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond JVA’s, Pubco’s or Delta’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. For these reasons, investors and other interested persons are cautioned not to put undue reliance on forward-looking statements. Neither JVA, Pubco, nor Delta undertake any obligation to update or revise these forward-looking statements, to reflect information, events, or otherwise after the date of this report, except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Company Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COFFEE HOLDING CO., INC.

	By:	/s/ Andrew Gordon
	Name:	Andrew Gordon
	Title:	President and Chief Executive Officer

Date: September 28, 2023

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Exhibit 99.1

DELTA CORP HOLDINGS LIMITED September 2023 | Introduction

FORWARD LOOKING STATEMENTS & DISCLAIMER

Presentation Disclaimer

This presentation (the "Presentation") is for informational purposes only with respect to the proposed business combination between Delta Corp Holdings Limited ("Delta") and Coffee Holding Co., Inc. ("Coffee"), Delta Corp Holding Limited, a Cayman Islands exempted company ("Pubco"), shareholders of Delta and the parties thereto, and which we refer to as the "Business Combination." This Presentation is not any recommendation relating to the voting, purchase or sale of any security or as to any other matter by Delta, Coffee, Pubco or any other person. This Presentation does not purport to contain all of the information that may be required to evaluate the Business Combination and is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax, financial or legal advice. No representation or warranty, express or implied, is or will be given by Delta, Coffee, Pubco or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation. None of Delta, Coffee or Pubco assume any obligation to update the information in this Presentation. Information contained in this Presentation (i) is preliminary in nature and is subject to change, and any such changes may be material and (ii) should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of this Presentation. To the fullest extent permitted by law, in no circumstances will Delta, Coffee or Pubco or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation to or otherwise arising in connection with the foregoing or this Presentation.

Additional Information and Where to Find It

Pubco has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 (as may be amended from time to time, the "Registration Statement"), which includes a preliminary proxy statement of Coffee and a preliminary prospectus of Pubco with respect to Pubco's securities to be issued in connection with the Business Combination, and certain related documents, in connection with a meeting of stockholders of Coffee to vote on the approval of the Business Combination and related matters. The Registration Statement has not been declared effective by the SEC. After the Registration Statement has been declared effective, a definitive proxy statement and other relevant documents will be mailed to Coffee shareholders as of a record date to be established for voting on the Business Combination. Securityholders of any of the parties and other interested persons are urged to read the Registration Statement, preliminary proxy statement/prospectus, and any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available, because they contain important information about Delta, Coffee, Pubco and the Business Combination. Securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed with the SEC by Coffee or that will be filed with the SEC by Pubco, once such documents are filed, free of charge, on the SEC's website at www.sec.gov or by directing a request to: Coffee Holding Co., Inc., 3475 Victory Boulevard, Staten Island, NY 10314, Attention: Investor Relations.

Forward-Looking Information

This Presentation contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934 or the Exchange Act.

September 2023 | Introduction to Delta Corp

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September 2023 | Introduction to Delta Corp 3 FORWARD LOOKING STATEMENTS & DISCLAIMER ( con’t ) All statements other than statements of historical facts contained in this Presentation, including statements regarding any of Delta’s, Coffee’s or Pubco’s strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward looking statements . These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the “forward looking statements . ” The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “ project,” “ should,” “ target,” “will,” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words . These “forward looking statements” are only estimations, and any of Delta, Coffee or Pubco , or all of them, may not actually achieve the plans, intentions or expectations disclosed in “forward looking statements,” so you should not place undue reliance on “forward looking statements . ” Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward looking statements made in this Presentation . Management of Delta, Coffee and/or Pubco have based these “forward looking statements” largely on current expectations and projections about future events and trends that such persons believe may affect business, financial condition and operating results . “Forward looking statements” contained in this Presentation are made as of this date, and none of Delta, Coffee nor Pubco undertakes any duty to update such information except as required under applicable law . This Presentation contains estimates made, and other statistical data published, by independent parties relating to market size and growth and other data about industries of Delta, Coffee or Pubco , as well as by respective management’s estimates . This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which Delta, Coffee and Pubco operate that are subject to a high degree of uncertainty . We caution you not to give undue weight to such projections, assumptions and estimates . Participants in Solicitation Any of Coffee, Delta, Pubco or their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Coffee’s shareholders in connection with the Business Combination . Securityholders and other interested persons may obtain more detailed information regarding Coffee’s directors and executive officers in Coffee’s filings with the SEC, including Coffee’s Annual Report on Form 10 - K, and amendments thereto, and Quarterly Report on Form 10 - Q, and in Pubco’s filings of the Registration Statement . No Offer or Solicitation This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to buy, any securities in any jurisdiction, or the solicitation of any vote, consent, proxy or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction . This Presentation does not constitute either advice or a recommendation regarding any securities . No offering of securities shall be made except by means of a prospectus meeting the requirements of the U . S . Securities Act of 1933 or an exemption therefrom .

September 2023 | Introduction to Delta Corp 4 FORWARD LOOKING STATEMENTS & DISCLAIMER ( con’t ) Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X promulgated by the SEC . In addition, Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement or registration statement to be filed by Pubco with the SEC . Use of Projections The projections, estimates and targets in this Presentation, if any, are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of any of Delta, Coffee or Pubco . See “ Forward - Looking Statements ” above . The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory, competitive, technological and other risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets . Any prospective information are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results . While all projections, estimates and targets are necessarily speculative, each of Coffee, Delta and Pubco believe that the preparation of prospective information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation . Accordingly, there can be no assurance that prospective results are indicative of future performance or that actual results will not differ materially from any results presented or indicated in the prospective information . The inclusion of projections, estimates and targets in this Presentation should not be regarded as an indication that any of the Delta, Coffee or Pubco , or their respective representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events . Neither the independent auditors of Delta nor Coffee has audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purposes of this Presentation . Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners . The use or display of third parties ’ trademarks, service marks, trade names or products in this Presentation are not intended to, and do not imply, a relationship with any of Coffee, Delta or Pubco . Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that any of Coffee, Delta or Pubco or the any third - party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights .

September 2023 | Introduction to Delta Corp 5 A GLOBAL LEADER IN LOGISTICS PRIMED FOR GROWTH Net profit in 202 2 $ 28 M Tons of cargo delivered in 202 2 10M Tons of fuel d elivered in 202 2 2 49 ,000 Employees 300+ Offices worldwide 16 Revenues in 2022 $ 621 M Delta Office Locations

September 2023 | Introduction to Delta Corp 6 FULLY INTEGRATED ONE - STOP LOGISTICS PROVIDER Cargo & Commodity Producers/Suppliers Trans - shipment Ocean transportation Loading Storage Port logistics Receiving Warehousing Stocking piling Delivery to end user International supply chain Delta’s service offerings cover every stage of the supply chain, including transportation and route optimization, fuel and lubricant supply, and management of logistics assets DELTA ’S ROLE Bulk Logistics Energy Logistics Asset Management

September 2023 | Introduction to Delta Corp 7 FULL SERVICE THIRD - PARTY LOGISTICS PLATFORM FOR THE ENERGY, RAW MATERIALS AND AGRICULTURAL INDUSTRIES Energy Logistics • Marine fuel supply • Land fuel supply • Lubricant supply and distribution • Biofuels • Carbon credits • Credit and risk management Asset Management • Life cycle management • Technical management • Newbuilding supervision • Cargo aggregation • Freight forwarding • Route optimization • Mine - to - port transportation • Risk management Bulk Logistics • Niche products or services • Aggregation • Bulk purchasing • Coffee upon completion of the merger with Coffee Holding Corp. Commodities

September 2023 | Introduction to Delta Corp 8 DELTA’S LEADERSHIP TEAM HAS A TRACK RECORD OF SUCCESS BUILDING GLOBAL BUSINESSES Joseph Nelson Chief Financial Officer Andrew Benjamin EVP, Logistics Chris Todd EVP, Energy Caroline Huot SVP, Asset Management Mudit Paliwal Founder, CEO, Director Management Team

September 2023 | Introduction to Delta Corp 9 DELTA’S LEADERSHIP TEAM HAS A TRACK RECORD OF SUCCESS BUILDING GLOBAL BUSINESSES Board of Directors Peter Shaerf Chairman Mudit Paliwal Founder, CEO, Director Elizabeth Turnbull Independent Director Lelia Konyn Independent Director Michelle Bockmann Independent Director

September 2023 | Introduction to Delta Corp 10 COMPANY HIGHLIGHTS Strong balance sheet Flexible, asset light model Management team with a track record of success leading multi - billion dollar companies DELTA CORP HOLDINGS LIMITED Focus on niche, high growth markets within the energy and raw materials markets and adjacent industries Broad portfolio of services creates “sticky” customers Technology driven risk management Delta’s multinational footprint facilitates the global trade of energy, raw materials, and agricultural products

September 2023 | Introduction to Delta Corp 11 LOGISTICS PROVIDER TO SOME OF THE WORLD’S LARGEST BUSINESSES Delta’s business is supported by industry leading suppliers, banks, insurers and risk managers* Bulk Logistics Energy Logistics Customers Suppliers Partnerships * Please see Forward Looking Statements & Disclaimer in the front of this Presentation for information relating to third party inf ormation presented in this Presentation

BUSINESS OVERVIEW BULK LOGISTICS 1 ENERGY LOGISTICS 2 ASSET MANAGEMENT 3

September 2023 | Introduction to Delta Corp 13 1 BULK LOGISTICS: ASSET LIGHT THIRD - PARTY LOGISTICS PROVIDER Delta leases transportation capacity at scale and leases it out to customers Flexible, asset light business model Strong relationships on both ends of the value chain Operational excellence with proprietary data analysis and risk management tools “Full Service” approach with multiple service offerings embedded into customer’s supply chain Low CapEx needs 1 2 3 4 5

September 2023 | Introduction to Delta Corp 14 BULK LOGISTICS CONNECTS PRODUCERS WITH END MARKETS Cargo aggregation, parceling and route optimization along with data and technology driven decision making enhance our customer’s supply chains and reduce their transportation costs Cargo producer Delta Corp End user Freight contracts Vessel owner Customer • Base metals • Industrial commodities • Agricultural products • Intermediate capital goods • Oil and oil products • Industrial end user • Power plant • Granary / food processor • Trader • Refiner Supplier 1 MT per month Avg amount of cargo delivered during FY22 324 Transactions in FY22 0 Number of vessels owned 8 Offices in Europe, the Middle East and Asia KEY STATISTICS 1

September 2023 | Introduction to Delta Corp 15 249,000 MT of fuel delivered in FY22 1,780 Transactions in FY22 11 Offices in Europe, the Middle East and Asia 3 Leased carbon neutral barges delivering fuel in Europe KEY STATISTICS ENERGY LOGISTICS SUPPLIES INDUSTRY LEADING FUELS, REDUCING CUSTOMERS’ ENVIRONMENTAL IMPACT • Supplier of high - quality marine fuels and lubricants • Backed by industry leading producers • Serve ARA market with 2 leased barges • Thames, UK served with 1 leased barge • Digital procurement system • Transparent pricing • Quality control monitoring • Seamless integration • Price and supply risk • Hedging ▪ Biofuel supply ▪ Carbon credit trading ▪ Carbon offsetting with VERRA and Gold Standard projects 2

September 2023 | Introduction to Delta Corp 16 7 1 5 1 Offshore O&G Onshore O&G Merchant Vessels Passenger Vessels ASSET MANAGER TO OFFSHORE ENERGY AND MARITIME MARKETS ASSETS UNDER MANAGEMENT Technical management Performance monitoring New buildings and project supervision Crew management 15 Assets under management $841 million Market value of assets under management 4 Offices in Europe, the Middle East and Asia KEY STATISTICS 3 Stable, recurring revenues and cash flows from “sticky” customer base August 2021 Asset management business is launched

GROWTH ACCELERATORS

September 2023 | Introduction to Delta Corp 18 PUBLIC MARKETS, A CATALYST TO ACCELERATE GROWTH Geographic expansion Terminals / Warehousing Mine - to - port logistics EV / last mile services Geographic expansion Alternative fuels (LNG, ammonia, petroleum & refined products) Carbon offsets and carbon credits Retail fueling stations Lubricant manufacturing & distribution Portfolio expansion Industry consolidator Expand services across Delta Corp Cash flow and access to the debt capital markets is expected to provide opportunity for accelerated growth Energy Logistics Asset Management Bulk Logistics Targeted areas of organic growth expansion

BOLT-ON ACQUISITIONS HAVE BOLSTERED DELTA'S PLATFORM

Delta to continue its acquisition growth strategy to expand its service offerings

NOAH SHIP MANAGEMENT

- Acquired in August 2021
- Entrance into asset management
- 9 assets under management
- Offshore oil and gas assets and merchant vessels

VISHWAA CARRIERS

- Acquired in September 2022
- Mine-to-port transportation services in U.A.E.
- Full TL, LTL, and container services
- 50 truck fleet in operation since 2007

GP GLOBAL

- Acquired October 2022
- 24 retail fueling stations throughout Kenya, Tanzania, Uganda and Rwanda
- Lubricant production and distribution facility in Nigeria

zyngo

- Expected to close in Q4 2023[1]
- India's greenest last-mile delivery provider for individuals and corporations
- 500,000+ deliveries per month via all electric fleet of 750+ electric vehicles
- Corporate clients include Amazon, Flipkart & Bigbasket

THREE WHEELS UNITED

- Acquired in Q1 2023
- Global tech-enhanced financier for light electric vehicles in emerging markets
- 4,000+ vehicles financed and $71M+ of income generated
- NASDAQ Impact 100 company

1. Delta has an approximate 46% (with the option to increase to ~56%) expected ownership post-closing in Zyngo

September 2023 | Introduction to Delta Corp 19

FINANCIALS & TRANSACTION OVERVIEW

September 2023 | Introduction to Delta Corp 21 FY 2022 FINANCIAL RESULTS Consolidated revenues ($M) (1) ו ׏חה דבא הא׏ ׎ ׏ד׎ ב׎׎ גד׎ ה׎׎ וד׎ א׎׏ח א׎א׎ א׎א׏ א׎אא Consolidated net profit ($M) (1) ٢ ׎ ِ ב ٣ ד גד אז ٢ א ٣ ז ׏ז אז בז גז דז א׎׏ח א׎א׎ א׎א׏ א׎אא Strong organic growth in revenues bolstered by bolt - on acquisitions 1. Financial results for 2019 are for the period October through December $37 Million Gross profit for FY 22 6% Gross profit margin for FY 22 $28 million Profit for FY 22 4% Profit margin for FY 22 KEY STATISTICS

September 2023 | Introduction to Delta Corp 22 FY 2022 BALANCE SHEET Strong balance sheet lays foundation for potential growth in the years ahead $9 Million Cash on hand as of December 31, 2022 $52 Million Working capital as of December 31, 2022 20% Debt to capitalization ratio KEY STATISTICS

September 2023 | Introduction to Delta Corp 23 SUMMARY TRANSACTION OVERVIEW • Implied initial equity value of approximately $625.0 million for Delta Corp Holdings Limited (“Delta” or “ PubCo ”) • Shareholders of Coffee Holding Co., Inc. (“JVA”) will receive 1 ordinary share of Pubco for each share of JVA common stock they own and Delta shareholders will receive $625.0 million in shares of Pubco Overview 1 Ownership 1 • Shareholders of Delta will collectively own approximately 95.21% of Pubco and JVA shareholders will collectively own approximately 4.79% of Pubco on a diluted basis • Implied diluted value per share of $5.50 leading to a Pro Forma equity value of $656.5 million Earn - Out • $50 million of additional shares issuable to Delta’s existing shareholders if and when the combined company achieves $70.0 million or greater of net income for the fiscal year ending 2023 Transaction Rationale • Provides Delta with access to public markets, which will help accelerate expansion of its business and enter new markets that have synergies with its core businesses, including a broadening of its energy transition, sustainability, and environmental stewardship related service offerings • Attractive entry point / valuation for JVA within the logistics market with significant upside potential • To accelerate growth, both organically and through acquisitions, and to broaden the Company’s service offerings 1. Pro Forma diluted basis at $5.50 per share, excludes earn - out shares

September 2023 | Introduction to Delta Corp 24 Summary and Outlook Flexible, asset light model Management team with a track record of success leading multi - billion dollar companies Strong balance sheet DELTA CORP HOLDINGS LIMITED Focus on niche, high growth markets within the energy and raw materials markets and adjacent industries Broad portfolio of services creates “sticky” customers Technology driven risk management Delta’s multinational footprint facilitates the global trade of energy, raw materials, and agricultural products